UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2026

Paolo Tiramani
Co-Chief Executive Officer
BOXABL Inc.
5345 E. N. Belt Road
North Las Vegas, Nevada 89115

Re: BOXABL Inc.
Registration Statement on Form S-3
Filed July 27, 2026
File No. 333-297729

Dear Paolo Tiramani:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction